EXHIBIT 99.1

For Immediate Release 22-1-TR	Date:	January 11, 2022

Teck Receives Highland Valley Copper Operations Strike Notice

Vancouver, B.C. - Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) reported today that strike notice has been received from the United Steelworkers (USW) Local 7619, which represents 1,048 workers at Teck’s Highland Valley Copper (HVC) Operations in B.C. The strike notice entitles the union to potentially begin strike action following the 72-hour strike notice period and 48 hours after the mediator reports to the Labour Relations Board. The earliest that strike action could potentially commence is January 16.

Negotiations are ongoing and the parties are scheduled to meet with the mediators on Friday, January 14.

The previous collective agreement at HVC expired on September 30, 2021.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com